Exhibit 1 Buenos Aires, May 10, 2012

Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN) states that it has no comment regarding recent unusual market activity

In view of the unusual market activity in the common stock of Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN), the NYSE has contacted the company in accordance with its usual practice; the company stated that it had no comment and that ordinarily it does not comment on unusual market activity or rumors.

Leandro Montero
Chief Financial Officer